SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One):

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

For the fiscal year ended December 30, 2000.

or

_______ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES                         EXCHANGE ACT OF 1934.

For the transition period from _________ to ________________.

Commission File number 333-95795

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

SYSTEM THRIFT PLAN OF CONSOLIDATED NATURAL GAS COMPANY
AND ITS PARTICIPATING SUBSIDIARIES FOR EMPLOYEES WHO ARE
NOT REPRESENTED BY A RECOGNIZED UNION

B.     Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:

DOMINION RESOURCES, INC.
120 Tredegar Street
Richmond, VA 23219

SYSTEM THRIFT PLAN OF CONSOLIDATED NATURAL GAS COMPANY AND ITS
PARTICIPATING SUBSIDIARIES FOR EMPLOYEES WHO ARE NOT REPRESENTED
BY A RECOGNIZED UNION

TABLE OF CONTENTS
Page
Independent Auditors' Report	2
Financial Statements
Net Assets Available for Benefits as of December 30, 2000 and June 30, 2000	3
Statement of Changes in Net Assets Available for Benefits for the Period Ended December 30, 2000	4
Notes to Financial Statements	5-12
Supplemental Schedules as of and for the period Ended December 30, 2000
Schedule H, Item 4(j): Schedule of Reportable Transactions	13

INDEPENDENT AUDITORS' REPORT

To the Organization, Compensation and Nominating Committee of the
Board of Directors of Dominion Resources, Inc.

We have audited the accompanying statements of net assets available for benefits of the System Thrift Plan of Consolidated Natural Gas Company and its Participating Subsidiaries for Employees who are not Represented by a Recognized Union (the Plan) as of December 30, 2000 and June 30, 2000 and the related statement of changes in net assets available for benefits for the period ended December 30, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2000 and June 30, 2000, and the changes in net assets available for benefits for the period ended December 30, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 8 to the financial statements, the Plan was merged into a successor plan effective December 30, 2000.

Deloitte & Touche, LLP

Richmond, Virginia
June 25, 2001

SYSTEM THRIFT PLAN OF CONSOLIDATED NATURAL GAS COMPANY AND ITS PARTICIPATING SUBSIDIARIES FOR EMPLOYEES WHO ARE NOT REPRESENTED BY A RECOGNIZED UNION STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 30,	June 30,
	2000	2000
Assets:
Investments (Notes 2 and 3):
Corporate stock, common	$ -	$100,776,273
Interest in Master Trust	-	301,485,099
Loans to participants	-	3,533,176
Common/Collective Trusts	-	45,214,588
Mutual Funds	-	100,484,972
Total investments	-	551,494,108
Receivables:
Securities sold	-	320,968
Other	-	23,284
Contributions receivable	-	402,641
Total receivables	-	746,893
Total Assets	-	552,241,001
Liabilities:
Accrued administrative expenses	-	1,025,374
Net Assets Available for Benefits	$ -	$551,215,627
The accompanying notes are an integral part of these financial statements.

SYSTEM THRIFT PLAN OF CONSOLIDATED NATURAL GAS COMPANY
AND ITS PARTICIPATING SUBSIDIARIES FOR EMPLOYEES WHO ARE
NOT REPRESENTED BY A RECOGNIZED UNION

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
PERIOD ENDED DECEMBER 30, 2000

Additions:
Investment income:
Dividend	$ 3,289,357
Interest	165,264
Net appreciation in fair value of investments	44,901,838
Master Trust income	4,125,737
Total investment income	52,482,196
Contributions:
Participant	6,487,238
Participating company	3,709,664
Total contributions	10,196,902
Total additions	62,679,098
Deductions:
Benefits paid to participants	80,215,886
Total deductions	80,215,886
Net decrease in net assets before transfers	(17,536,788)
Net transfer of participants' assets from the Plan to other plans	(533,678,839)
Net decrease	(551,215,627)
Net assets available for benefits:
Beginning of year	551,215,627
End of period	$ 0
The accompanying notes are an integral part of these financial statements.

SYSTEM THRIFT PLAN OF CONSOLIDATED NATURAL GAS COMPANY
AND ITS PARTICIPATING SUBSIDIARIES FOR EMPLOYEES WHO ARE
NOT REPRESENTED BY A RECOGNIZED UNION

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of the System Thrift Plan of Consolidated Natural Gas Company and
its Participating Subsidiaries for Employees who are not Represented by a Recognized Union (the
Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a. GENERAL - The Plan is a defined contribution plan. The participants in the plan are eligible employees of Consolidated Natural Gas Company (the Company or CNG) and its Participating Subsidiaries (the Employers). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employee and employer contributions are made pursuant to the terms of the plan and are held in funds administered by the Trustees under two declarations of trust, i.e., the Long-Term Thrift Trust and the Short-Term Thrift Trust (the Trusts).

The Trusts are maintained in accordance with the Plan's provision to provide for the custody and investment of employee and employer contributions. They are administered by individual trustees (the Trustee) who are appointed by and serve at the pleasure of the Company for a term of three years. The Trustees are employed by and are officers of various subsidiaries of the Company and serve without compensation from the Plan or Trusts. Custody of Plan assets resides with Mellon Bank, N.A. who also serves as the Plan's Trustee.

b. CONTRIBUTIONS - Under the Plan, participants may contribute not less than 2% and not more than 16% (15% for participants with thirty or more years of service) of their earnings each pay period, in increments of 1%. If the participant elects that his employer make pretax contributions on his behalf, such contributions cannot exceed 10%, in increments of 1%, of his earnings each pay period. Contributions are subject to certain Internal Revenue Code (IRC) limitations.

c. PARTICIPANT ACCOUNTS - Individual accounts are maintained for each Plan participants. Each participant's account includes the effect of the participant's contributions and withdrawals, as applicable, and allocations of the Company's contributions, Plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' non-vested accounts are used to reduce future employer contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Retired participants may elect to receive an amount equal to their vested Long-Term Thrift Trust account balance either in a lump sum or in installments. For terminations other than retirements, participants can only receive their vested Long-Term Thrift Trust account balance as a lump sum distribution. Upon termination and retirement, participants can only receive their Short-Term Thrift Trust account balance as a lump sum distribution.

d. PARTICIPANTS - Each employee is eligible to participate in the Plan on an entirely voluntary basis. Participation by an employee becomes effective immediately upon completion and delivery to the Employer (or the Company) of an authorization form furnished by the Employer.

e. VESTING - Participants immediately vest in their contributions and earnings thereon. Participants vest in the Employer's matching contribution and related earnings based upon years of continuous service and are fully vested after five years of credited service. The Employer's matching contribution is based upon the participant's contribution rate and length of service. Forfeited balances of terminated participants' non -vested accounts are used to reduce future Participating Companies' contributions.

f. INVESTMENT OPTIONS - Upon enrollment in the Plan, a participant may direct contributions in any option (except the loan fund) in 1% increments totaling to 100%. Investment options are valued daily. Changes in investment options may be made at any time and become effective with the subsequent pay period. Participants can make unlimited transfers among existing funds. The Plan provides for employee and employer contributions to be invested in the following:

Short-Term Thrift Trust

(1) Interest in CNG Master Trust:

CNG Short Term Money Market Fund - The Money Market Fund invests primarily in U.S. Treasury Bills, U.S. Treasury Notes, corporate notes, commercial paper, floating rate notes and repurchase agreements.

Long-Term Thrift Trust

(1) Common Stock:

Dominion Resources, Inc. (Dominion) Stock Fund - All investments are in Dominion common stock or cash equivalent investments for partial shares.

(2) Interest in CNG Master Trust:

Fixed Investment Stable Value Fund - The fund invests in group annuity contracts with one or more insurance companies and other short term fixed income securities. Investments under the contracts mature at various intervals. The interest rates, credited daily to participants' accounts, represent a composite of the income earned under the contracts with the insurance companies and the revenue earned from short-term fixed income securities.

Diversified Equity Fund - The fund invests primarily in the common stocks of large U.S. companies.

(3) Mutual Funds:

The Masterworks S&P 500 Index Fund - The fund invests proportionately in all or nearly all of the stocks that are included in the Standard & Poor's 500 Stock Index.

The Small Stock Fund - The fund invests in stocks of small to mid-sized U.S. companies.

The International Equity Fund - The fund invests in stocks of companies outside the U.S.

The Intermediate Bond Fund - The fund invests primarily in fixed income securities of various maturities such as obligations of the U.S. Government, corporate debt securities, mortgage and other asset-backed securities and money market investments.

(4) Common/Collective Trusts:

The Conservative Balanced Fund, The Moderate Balanced Fund and the Growth Balanced Fund - These funds are common/collective trusts and each is designed to accomplish a specific investment objective. As such, each fund has a different diversified mix of stock, bond and short-term fixed income investments.

g. PARTICIPANT LOANS - Participants are eligible to secure loans against their plan account and repay the amount over a one to five-year period. The maximum loan amount is the lesser of:

* 3 months base pay or

* 50% of the vested account balance or

* $50,000 (reduced by the maximum outstanding loan balance during the prior 12 months).

Loan transactions are treated as a transfer between the respective investment fund and the loan fund. The loans bear fixed interest at a rate commensurate with local prevailing rates at the time the loan is issued as determined by the Trustees.

Participants make repayments to the Plan on a monthly basis. Loan repayments, including interest, are deposited in the participant's account and invested in accordance with the participants' then current investment elections. Defaults result in a reclassification of the remaining loan balances as taxable distributions to the participants.

h. PAYMENTS OF BENEFITS - Distributions from the Plan are recorded on the valuation date when a participant's valid withdrawal request is processed by the recordkeeper. On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or defer the payment to a future time no later than the year in which the participant attains age 70 1/2.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

b. VALUATION OF INVESTMENTS:

(1) Dominion Stock Fund - Investments in Dominion common stock are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the plan year.

(2) Investment in Consolidated Natural Gas Master Trust - The fair value of the Plan's interest in the Master Trust is based on the beginning of the year value of the Plan's interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Quoted market prices are used to value investments in the Master Trust, with the exception of the trust's investment in the Fixed Investment Stable Value Fund.

Investments in the Fixed Investment Stable Value Fund are stated at contract value, which approximates market value. Contract value represents contributions and income earned in the fund, less withdrawals. The fair market value of the contracts approximates the contract value.

(3) Mutual Funds - Investments in mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

(4) Common/Collective Trusts - Investments in common/collective trust funds (funds) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank (or trust company) sponsoring such funds by dividing the fund's net assets by its units outstanding at the valuation dates.

c. INVESTMENT INCOME - Dividend income is recognized on the ex-dividend date. Dividends received on all shares of company stock are reinvested in additional shares of Dominion common stock.

Diversified Equity Fund units of the Long-Term Thrift Trust are prorated to participants based on the unit value calculated at the end of each day.

Realized gains and losses on the sale of investments are determined using the average cost method.

Net investment income from mutual fund holdings includes dividend income and realized and unrealized appreciation/depreciation.

d. EXPENSES - The Plan's expenses are accrued as incurred and paid by the Plan, as provided by the Plan document.

e. USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.

f. RECENTLY ISSUED ACCOUNTING STANDARD - FASB 133-The Plan adopted the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by Statements of Financial Accounting Standards No. 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133, and No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and as interpreted by the FASB and the Derivatives Implementation Group through "Statement 133 Implementation Issues," as of October 1, 2000. Derivative instruments (if any) held by the Plan are presented at estimated fair value on the Statements of Net Assets.

3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets available for benefits:

	December 30,	June 30,
	2000	2000
Plan interest in CNG Master Trust:
Diversified Equity Fund	-	56,148,050
Fixed Investment Stable Fund	-	241,866,028
Dominion Common Stock	-	100,776,273
S & P 500 Index Fund	-	57,279,314

During July 1, 2000 through December 30, 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by
$44,901,838 as follows:

Investments at Fair Value:
Mutual Funds	$(5,231,279)
Common/Collective Trust	(3,185,075)
Common Stock	53,318,192
$44,901,838

4. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested. (See Note 8 for additional information).

5. RELATED PARY TRANSACTIONS

There are no transactions that qualify as party-in-interest transactions.

6. PLAN INTEREST IN CONSOLIDATED NATURAL GAS MASTER TRUST

Prior to December 30, 2000, portions of the Plan's investments were held in a Master Trust, which was established for the investment of assets of the Plan and the Gas Union thrift plans of other subsidiaries of the Company. Mellon Bank, N.A., as Trustee, holds the assets of the Master Trust. Each participating thrift plan has an undivided interest in the Master Trust. The assets and income, including net appreciation (depreciation) in fair value of plan assets, are allocated to the participating plans based on each plan's proportionate share of the units of participation held in each investment option in the Trust each month. As of December 30, 2000 and June 30, 2000, the Plan's interest in the net assets of the Master Trust was approximately 0% and 55%, respectively, with varying interests in each of the funds.

The following table presents the value of the undivided investments (and related investment income) in the Master Trust for the period ended December 30, 2000 and the year ended June 30, 2000.

	December 30,	June 30,
	2000	2000
Diversified Equity Fund	$19,822,368	$81,833,579
Fixed Investment Stable Value Fund	379,797,483	457,378,420
Short-Term Money Market Fund	4,743,176	5,748,098
Total	$404,363,027	$544,960,097
Interest	$13,397,457	$23,074,768
Dividends	411,926	12,629,671
Net appreciation in fair value
of investments	(5,064,609)	50,562,484
Total	$8,744,774	$86,266,923

Fixed Investment Stable Value Fund: The aggregate fair value of the investment contracts and short-term investments of the Stable Value Investment Fund at December 30, 2000 and June 30, 2000 was $379,110,329 and $457,378,420 respectively. The average yield of assets on December 30, 2000 and June 30, 2000 are estimated at 6.78% and 6.55%, respectively. Average duration of investment contracts within the Fund was 2.88 years at December 30, 2000. The crediting interest rates used to determine fair value for the contracts as of December 30, 2000 ranged from 6.00% to 6.31%.

7. FEDERAL INCOME TAX STATUS

The Plan is a qualified employee profit sharing trust under Sections 401(a) and 401(k) of the IRC and, as such, is exempt from federal income taxes under Section 501(a). Pursuant to Section 402(a) of the IRC, a participant is not taxed on the income and pretax contributions allocated to the participant's account until such time as the participant or the participant's beneficiaries receive distributions from the Plan.

The Plan obtained its latest determination letter on May 9, 1996, in which the Internal Revenue Service stated that the Plan, as amended through July 2, 1995, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and is currently operating in compliance with the applicable requirements of the Internal Revenue Code.

8. PLAN MERGER

On October 6, 2000, Consolidated Natural Gas Company (and its successor Dominion Resources, Inc.) sold Natural Virginia Natural Gas, Inc. to AGL Resources, Inc. (AGL). Effective with the sale of VNG stock to AGL, all assets in the Plan allocated to the accounts of participants who were VNG employees were transferred to AGL's thrift 401(k) plan.

On October 20, 2000, the Board of Directors put forth a resolution stating that the Plan would be merged with the Dominion Resources, Inc. Employee Savings Plan. Effective December 30, 2000, the assets of the Plan were merged with the Dominion Resources, Inc. Employee Savings Plan.

Subsequent to the merger, the plan was renamed the Dominion Salaried Savings Plan.

SYSTEM THRIFT PLAN OF CONSOLIDATED NATURAL GAS COMPANY
AND ITS PARTICIPATING SUBSIDIARIES FOR EMPLOYEES WHO ARE
NOT REPRESENTED BY A RECOGNIZED UNION

SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 30, 2000
SCHEDULE H, ITEM 4(j): SCHEDULE OF REPORTABLE TRANSACTIONS

There are no reportable transactions.